December 1, 2010

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Jeff Jaramillo, Accounting Branch Chief

Re:	Medical Action Industries Inc.
Form 10-K for the Year Ended March 31, 2010
Filed June 2, 2010
Form 8-K/A dated October 26, 2010
File Number 000-13251

Dear Mr. Jaramillo:

Following on to our correspondence of November 2, 2010 we are writing to confirm that as of November 8, 2010 and November 10, 2010 we have filed amendments to our Form 8-K/A and Annual Report on Form 10-K for the year ended March 31, 2010, respectively.

Closing Comments

In connection with the Staff comments and our responses, we confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing and (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to me at (631) 231-4600.

Sincerely,

Medical Action Industries Inc.

By:	/s/ Charles L. Kelly, Jr.
Charles L. Kelly, Jr. Chief Financial Officer & Corporate Secretary